Exhibit 4.79

Execution Copy

Certain identified information has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.

Share Purchase Agreement

Beijing Wanguo Chang’an Science & Technology Co., Ltd

Shanghai Rongyu Investment Management Center (Limited Partnership)

Shuntou (Tianjin) Technology Development Partnership (Limited Partnership)

Tianjin Rongxin Business Management Partnership (Limited Partnership)

Tibet Lingyu Venture Capital Management Co., Ltd

Shaoyan Gao

And

Tianjin Zhongyunxin Science & Technology Co., Ltd

February 26, 2021

CONTENTS

RECITALS		1
1	Definition	2
2	Sale and Purchase of Shares	5
3	Purchase Price and Payment	5
4	Closing	5
6	Representations and Warranties	8
7	Pre-Closing Covenants	9
8	Post-Closing Covenants	11
9	Exclusivity	12
10	Confidentiality	13
11	Liabilities for Breach	13
12	Miscellaneous	14

This Share Purchase Agreement (this “Agreement”), dated as of February 26, 2021 is entered into by and among：

(1)

Beijing Wanguo Chang’an Science & Technology Co., Ltd, a limited liability company incorporated and existing under the laws of the PRC, whose registered office is Room 211, Building 36, No.1, Di Sheng North Street, Economic and Technological Development Area, Beijing (the “Purchaser”)；

(2)	Shaoyan Gao, a citizen of the People's Republic of China, whose identity card number is [REDACTED], whose contact address is [REDACTED] (the "Seller");
(3)

Tianjin Zhongyunxin Science & Technology Co., Ltd, a limited liability company incorporated and existing under the laws of the PRC, whose registered office is Room 103, No.1, Second Street, Airport International Logistics Zone, Pilot Free Trade Zone (Airport Economic Zone), Tianjin (the “Target Company”);

(4)

Shanghai Rongyu Investment Management Center (Limited Partnership), a limited partnership incorporated and existing under the laws of the PRC, whose registered office is Room 336, No.4-5, Lane 37, Zhangjiabang Road, China (Shanghai) Pilot Free Trade Zone (the “Shanghai Rongyu”)；

(5)

Shuntou (Tianjin) Technology Development Partnership (Limited Partnership), a limited partnership incorporated and existing under the laws of the PRC, whose registered office is Room 103, No.1 Second Street, Airport International Logistics Zone, Tianjin Pilot Free Trade Zone (Airport Economic Zone) (the “Tianjin Shuntou”)；

(6)

Tianjin Rongxin Business Management Partnership (Limited Partnership), a limited partnership incorporated and existing under the laws of the PRC, whose registered office is Room 103, No.1 Second Street, Airport International Logistics Zone, Tianjin Pilot Free Trade Zone (Airport Economic Zone) (the “Tianjin Rongxin”)；and

(7)

Tibet Lingyu Venture Capital Management Co., Ltd, a limited liability company incorporated and existing under the laws of the PRC, whose registered office is No.3-024, Industrial Park, Weilongdeqing District, Lhasa City, Tibet Autonomous Region (the “Tibet Lingyu”).

The above mentioned parties are hereinafter collectively referred to as the “Parties” and each a “Party”.

RECITALS

The Target Company is a company incorporated and existing under the laws of the PRC (the particulars of which are set out in Part One of Exhibit A), which owns the relevant business of a data center located at No. 12 Xiying Road, Shunyi District, Beijing (the “Data Center”).

The Seller holds all the shares of the Target Company.  Subject to and in accordance with the terms and conditions of this Agreement, the Seller intends to sell and transfer, and the Purchaser intends to purchase and acquire, in reliance upon, inter alia, the representations, Warranties, covenants and undertakings set out in this Agreement, the shares owned by the Target Company representing one hundred percent (100%) of the registered capital of the Target Company (the “Shares”) (the transactions are referred to as the “Proposed Transaction”).

In order to achieve the overall acquisition of the Data Center, the Purchaser’s Affiliate(s) and the existing shareholders (and other related parties) of Zhongyunxin Technology (as defined below) signed the Zhongyunxin Technology Share Purchase Agreement (as defined below) for purchase of all shares in Zhongyunxin Technology.

Agreement

NOW, THEREFORE, the Parties hereto agree as follows:

1	Definition
1.1	Certain Defined Terms

In this Agreement, unless the context otherwise requires, the below capitalized terms shall have the following meanings:

[REDACTED]

“Confidential Information” has the meaning set forth in Article 10.2.

“Warranties” means the representations and warranties made by the Warrantors set out in Exhibit C, and each a “Warranty”.

“Warrantors” has the meaning set forth in Article 6.1, and each a “Warrantor”.

“Beijing Zhongyunxin” means Beijing Zhongyunxin Shunyi Data Science & Technology Co., Ltd, a limited liability company incorporated and existing under the laws of the PRC, whose registered office is Courtyard 12, Xiying Road, Zhaofeng industrial base, Zhaoquanying Town, Shunyi District, Beijing.

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or other type of preferential arrangement (including a title transfer or retention arrangement) having similar effect.

“Affiliate” means, with respect to any given Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with the first mentioned Person.

“SAIC” means the State Administration of Industry and Commerce and/or its local counterparts, as the case may be.

“Huaxin Trust” means Huaxin International Trust Co., Ltd., a limited liability company incorporated and existing under the laws of the PRC, whose registered address is 11th Floor, Block B, Huadian Building, No. 2 Xuanwumen Nei Street, Xicheng District, Beijing.

“Closing” means the completion of the Proposed Transaction.

“Closing Date” has the meaning set forth in Article 4.1.

“Long-Stop Date” has the meaning set forth in Article 4.2.

“CIETAC” has the meaning set forth in Article 12.2.

“Transaction Documents” means this Agreement and any and all documents executed after the signing of this Agreement for the completion of the Proposed Transaction contemplated in this Agreement.

“Control” means, with respect to any Person: (i) the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership; (ii) or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the shareholders of such Person; or (iii) power to control the composition of a majority of the board of directors of such Person; the term “Controlled” has meaning correlative to the foregoing.

“Exclusivity Period” has the meaning set forth in Article 9.

“Signing Date” means the date written on the first page of this Agreement.

“RMB” means the legal tender of the PRC.

“Person” means any natural person, corporation, limited liability company, joint stock company, joint venture, partnership, enterprise, trust, unincorporated organization or any other entity or organization.

“Purchase Price” has the meaning set forth in Article 3.1.

“Taxation” means any and all applicable tax or taxes and fees charged and collected by Government Entity concerned.

“Applicable Laws” means, with respect to any Person, any and all provisions of any law, regulation, rule and regulatory documents publicly promulgated by any Government Entity applicable to such Person or its Affiliates or their respective assets.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Government Entity.

“Conditions Precedent” has the meaning set forth in Article 5.1.

“Business Day” means a day other than a Saturday, a Sunday, a statutory holiday in the PRC or a day on which banks in the PRC have the right or obligation to close business in accordance with Applicable Laws.

“Intellectual Property” means (i) copyright, patents, know-how, confidential information, database rights, rights in trademarks, domain names and designs (whether registered or not); (ii) any application and rights to apply for any of the foregoing; and (iii) any other intellectual property and protected right equivalent or similar to the foregoing which exists anywhere around the world.

“Material Adverse Effect” means with respect to the Target Company, any change, event, occurrence, fact, condition, alternation or development, individually or in the aggregate with any other circumstance, that is or could be reasonably expected to be materially adverse to the operations, financial condition, assets or liabilities of the Target Company, or the ability to perform the obligations under the Transaction Documents by the Target Company. [REDACTED]

“Zhongyunxin Technology” means Zhongyunxin Science & Technology Co., Ltd, a limited liability company incorporated and existing under the laws of the PRC, whose registered office is Room 1505, 13 / F, 11 Caihefang Road, Haidian District, Beijing.

“Zhongyunxin Technology Share Purchase Agreement” means the “Share Purchase Agreement” signed by the Purchaser’s Affiliate Beijing Yize Data Science & Technology Co., Ltd and the existing shareholders of Zhongyunxin Technology (and other related parties) for the purchase of all shares of Zhongyunxin Technology at the same time as the Signing Date.

“Government Entity” means any government or any agency, bureau, board, commission, court, department, political subdivision or tribunal of any government or its division or sub-division that exercises any power or authority customarily exercised by any governmental agency.

“PRC” means the People’s Republic of China, solely for purposes of this Agreement, excluding the Hong Kong, the Macau Special Administrative Region and Taiwan.

1.2	Interpretation
(1)	Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.
(2)	Articles, Exhibits and Others. References to this Agreement shall include any exhibits to it and references to Articles and exhibits are to articles of and exhibits to this Agreement.

(3)

A reference to a Party having a right.  For the avoidance of doubt, a reference in this Agreement to a Party having a right to do an act or thing shall be construed so that the Party shall not have an obligation to do that act or thing.

(4)	Including not Limiting. “Include”, “including” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation”.
2	Sale and Purchase of Shares

Subject to the provisions of this Agreement, the Seller shall sell and the Purchaser shall purchase, all Shares of the Target Company.  Such Shares shall be free of any Encumbrance at the Closing Date and shall include all rights attaching to the Shares at and after the Closing Date.  For the avoidance of doubt, the Purchaser shall be entitled to all undistributed profits attaching to the Shares of the Target Company at and after the Closing Date.

3	Purchase Price and Payment
3.1	Purchase Price

Subject to Article 3 and Article 4 of this Agreement, the total amount of the Purchase Price for the Target Company’s shares is RMB 5,000,000 (the “Purchase Price”), and the Purchaser shall pay the Purchase Price to the Seller in accordance with Article 3.3 of this Agreement.

3.2	Payment Term
(1)

Subject to Article 3, Article 4 and Article 5, the Purchaser shall, within [REDACTED] Business Days after the Closing Date, pay the Purchase Price by remittance to the Seller’s bank account designated at least five (5) Business Days before the Closing Date (the “Seller’s Account”) in a lump sum;

(2)

The Purchaser and the Seller shall be respectively responsible for any and all income tax and other taxes payable by themselves in connection with the Proposed Transaction as required by Applicable Laws.

4	Closing
4.1	Closing

Subject to the satisfaction of all the Conditions Precedent set out in Article 5.1 and all conditions precedent set out in Zhongyunxin Technology Share Purchase Agreement, or the waiver of the foregoing conditions precedent in accordance with this Agreement/Zhongyunxin Technology Share Purchase Agreement (as the case may be), the Closing shall take place remotely via the exchange of the documents and signatures set out in Exhibit B in [REDACTED] months after the Signing Date of this Agreement or on a date otherwise agreed by the Parties in writing.

Subject to the satisfaction of the relevant Conditions Precedent and the conditions precedent set out in Zhongyunxin Technology Share Purchase Agreement, or the waiver of the foregoing conditions precedent in accordance with this Agreement/Zhongyunxin Technology Share Purchase Agreement (as the case may be), the Seller shall issue a written confirmation letter to the Purchaser to confirm that all the Conditions Precedent set out in Article 5.1 have been fulfilled (other than the item (2), (3), (5), (6), (7), (8) and (9) of the closing deliverables listed in in Exhibit B (1), provided that the Parties have reached agreement(s) on the pre-procedures and document content for completing the aforementioned change registration of the SAIC and have completed the signing (if necessary), and the contents of other closing deliverables that need to be handed over have been mutually agreed (subject to the contents of the delivery list agreed by the Parties at that time)).  If the Purchaser has any objection to the fulfillment of the Conditions Precedent, it shall raise such objection in writing with reasonable reasons within [REDACTED] Business Days after receiving the aforementioned written confirmation letter (the “Confirmation Period of the Conditions Precedent”).  If the Purchaser fails to raise any objection in writing within the Confirmation Period of the Conditions Precedent, it shall be deemed that the Purchaser has confirmed that the Conditions Precedent have been fulfilled.  If the Purchaser raises any objection in writing within the Confirmation Period of the Conditions Precedent in accordance with the aforementioned requirements, the Seller shall improve the fulfillment of the Conditions Precedent, re-issue a written confirmation letter to the Purchaser and its Affiliate(s), and reapply the above-mentioned Confirmation Period of the Conditions Precedent.  On the next Business Day after the Purchaser issues the above written confirmation, the Seller shall ensure that the Target Company submits the application documents for change registrations related to the Proposed Transaction to the SAIC, and the Purchaser shall provide cooperation.  On the date of the completion of the SAIC change registration, the Seller shall deliver all the closing deliverables that have not yet been delivered to the Purchaser in accordance with the requirements of this Agreement.  In this premise, the date on which all the shares of the Target Company and Zhongyunxin Technology are transferred to the Purchaser and the Purchaser’s Affiliate(s) and the SAIC change registrations are completed  (whichever is later) is the closing date (the “Closing Date”).

4.2	Obligations on the Closing Date

On or prior to the Closing Date, the Parties shall use their reasonable efforts to procure that the Conditions Precedent specified in Article 5.1 to be satisfied, and procure to obtain or deliver the closing deliverables specified in Exhibit B.  If one or more of the Conditions Precedent set forth in Article 5.1 are not fulfilled or satisfied, the Parties agree that the Purchaser shall have the right to:

(1)waive such Condition(s) Precedent in its sole discretion in accordance with Article 5.2; or

(2)postpone the Closing Date till such one or more of the Conditions Precedent are fulfilled or satisfied.

If the Closing has not been occurred within [REDACTED] months after the Signing Date (the “Long-Stop Date”), unless the Parties otherwise agree in writing, either of the Purchaser and the Seller has the right to notify the other Parties to terminate this Agreement; but if either of the Purchaser or the Seller fails to comply with this Agreement, the defaulting Party shall not be entitled to terminate this Agreement in accordance with the foregoing clause.

5.	Conditions to Closing
5.1	Conditions Precedent

Subject to Article 4 of this Agreement, Closing of the transactions shall be conditional upon the fulfillment of the following conditions (the “Conditions Precedent”), unless waived by the Purchaser in accordance with Article 5.2 hereof:

(1)	Delivery of Closing Deliverables: The Seller and the Purchaser shall have delivered or procured the delivery to each other of the required closing deliverables as listed in Exhibit B (1);
(2)

Warranties: All the Warranties are true, accurate, complete and not misleading on the Signing Date of this Agreement and remain to be true, accurate, complete and not misleading by reference to the facts and circumstances as at the Closing Date;

(3)

Performance: The Warrantors and the Target Company shall have performed and complied with all Warranties, covenants and obligations contained in the Transaction Document that such Parties are required to perform or comply with on or prior to the Closing Date;

(4)

No Material Adverse Effect: There shall be no and no reasonable expectation of the occurrence of any Material Adverse Effect up to the Closing Date, including that the Target Company has continued their normal business activities in accordance with the status quo of the date of the Quotation Letter until the completion of the Proposed Transaction; the Seller and the Target Company have not taken any actions other than normal business activities which could have a Material Adverse Effect on the Target Company;

(5)

Consents: All Consents required for the completion and achievement of the Proposed Transaction (including the registration/filing procedures of the SAIC and Taxation in relation to the share transfer as required by Applicable Laws, [REDACTED]) have been duly obtained or performed in accordance with Applicable Laws or relevant agreements;  among which the Parties acknowledge that, in respect of Consents (if any) which are not required to be obtained or performed by the Seller and the Target Company under Applicable Laws or relevant agreements, no matter whether such Consents are obtained or performed or not the Purchaser will not hold the Seller liable for any breach of contract in respect thereof;

(6)	[REDACTED];

(7)	[REDACTED];
(8)	[REDACTED];
(9)	Release of Share Pledge: The share pledge existing in the Target Company has been released in accordance with Applicable Laws and there is no other Encumbrance as of the Closing Date;
(10)	Settlement of Affiliate Loan: The Target Company has cleared all loans with the Affiliate(s), except for the loans between the Target Company and Zhongyunxin Technology;
(11)	Employees: The Target Company has terminated its employment relationships with all employees as required by the Purchaser;
(12)	[REDACTED].
5.2	Non-satisfaction/Waiver

The Purchaser, in its sole discretion, shall have the right to, by sending a notice to the Seller, waive any one or more of the Conditions Precedent, in whole or in part, conditionally or unconditionally.

6	Representations and Warranties
6.1

Except for the specific defective matters disclosed in this Agreement and Zhongyunxin Technology Share Purchase Agreement and the matters occurring pursuant to the contents of the Transaction Documents, the Seller, Shanghai Rongyu, Tianjin Shuntou and Tibet Lingyu (collectively, the “Warrantors’) warrant to the Purchaser that each of the Warranties contained in Exhibit C hereto is true, accurate, complete and not misleading at the Signing Date of this Agreement, except to the extent that the relevant Warranty expressly applies to the Closing Date. Immediately before the Closing, the Warrantors also warrant to the Purchaser that each Warranty is true, accurate, complete and not misleading by reference to the facts and circumstances as at the Closing Date.  For this purpose only, where there is an express or implied reference in a Warranty to the “Signing Date of this Agreement”, that reference is to be construed as a reference to the Closing Date, except for representations and Warranties specifically identified as other specific dates.  Each Warranty is to be construed independently and (unless otherwise provided in this Agreement) is not limited by provisions of this Agreement or another Warranty.  For the avoidance of doubt, with respect to specific defective matters disclosed in this Agreement and Zhongyunxin Technology Share Purchase Agreement, the Warrantors will not be liable to the Purchaser for any and all claims, losses, damages, liabilities, costs and expenses, etc. arising out of such disclosed specific defective matters.

6.2	[REDACTED]
6.3

In the event that after the Closing Date, the Target Company retains any of its directors, officers or employees as of the Closing Date, the Warrantors covenant that they will not claim against the directors, officers or employees of the Target Company due to the misrepresentations, inaccuracies or omissions in the information or suggestions provided by the directors, officers or employees of the Target Company when assisting the Warrantors in making representations and Warranties.

7	Pre-Closing Covenants
7.1	The Warrantors shall procure that, from the Signing Date to the Closing Date:
(1)

The Target Company shall use its best efforts to: (i) conduct the business with a view to growth in the ordinary course and in accordance with past practice; (ii) preserve intact its present business organization; (iii) maintain in effect and no change of all of the Consents that have been obtained; (iv) maintain satisfactory relationships with the related parties having material business relationships with it; (v) maintain books and records in accordance with past practice, and (vi) comply with all its signed contracts and agreements.

(2)	Without limiting the generality of the foregoing, except with the written consent of the Purchaser, the Target Company shall not:
(i)	change its corporate management structure;
(ii)	increase or decrease its registered capital or share capital;
(iii)	declare, make or pay any dividend or other distribution or do or allow to be done anything which renders its financial position less favorable than the date of this Agreement;
(iv)	incur any capital expenditures or any obligations or liabilities or any supply credit;
(v)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;
(vi)	sell, lease or otherwise transfer, or create or incur any Encumbrance on, any of its equity interests, assets, properties, interests or businesses;
(vii)	make any loans, advances or capital contributions to, or investments in, any other Person;
(viii)	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees;
(ix)

change any Consent that has been obtained in connection with the construction and operation of the Data Center, or conduct any other act that may cause such Consent to material and adverse change or have Material Adverse Effect on such Consent;

(x)	[REDACTED].
(xi)	do any act or thing which may result in any material change in the nature or scope of the operations;

(xii)

enter into any agreement or arrangement that limits or otherwise restricts it or any successor to it or that could, after the Closing, limit or restrict it, the Purchaser or any Affiliates of the Purchaser, from engaging or competing in any line of business, in any location or with any Person;

(xiii)

sign, modify, amend or terminate any contract (other than for the purpose of satisfying the Conditions Precedent or the conditions precedent set forth in Zhongyunxin Technology Share Purchase Agreement);

(xiv)

delay making payment of any trade debt beyond the date of expiry of the credit period authorized by the relevant creditors (or (if different) the period extended by creditors in which to make payment);

(xv)

settle, or offer or propose to settle, (a) any litigation, investigation, arbitration, proceeding or other claim involving or against it, (b) any shareholder litigation or dispute against it or any of its officers or directors or (c) any litigation, arbitration, proceeding or dispute that relates to the Proposed Transactions contemplated hereby;

(xvi)	change the policies and methods of accounting, except as required by concurrent changes in the PRC GAAP;
(xvii)	do any act or thing that would have Material Adverse Effect on the operation or financial condition of the Target Company;
(xviii)

affixing the official seal, financial seal, contract seal, legal representative's signature seal and other seals capable of representing the Target Company on any written documents or information related to the aforementioned acts or things; and

(xix)	consent, resolve or undertake to do any of the foregoing acts or things.
(3)	From the Signing Date to the Closing Date, except with the prior written consent of the Purchaser, the Seller shall not:
(i)	dispose of any interest in the Seller’s Shares or do any act or thing that may subject the Seller’s Shares to any Encumbrance;
(ii)	adopt any resolution other than a resolution relating to the execution, delivery, effectiveness and performance of this Agreement and the consummation of the Proposed Transactions hereunder; and
(iii)

do or omit to do, procure or allow to do or omit to do any act or thing which would result (or be likely to result) in a breach of any of the Warranties (if the Warranties were restated at the Closing Date).

7.2	From the Signing Date to the Closing Date, the Warrantors and the Target Company shall procure that the Purchaser, their agents and representatives to be given full access to the assets, operation and books and records of the Target Company in an arrangement and manner to be agreed upon by the Seller and the Purchaser.  The Warrantors and the Target Company shall provide such information regarding the businesses and affairs of the Target Company as the Purchaser may reasonably require.

7.3

The Warrantors shall notify the Purchaser in writing of any changes or potential changes in respect of the information set forth in Exhibit C within [REDACTED] Business Days from the time when the Warrantors are aware of any of such changes or potential changes.

7.4	The Parties agree that prior to the Closing Date, the Seller and the Target Company shall continue to be responsible for all work related to the operation of the Data Center.
8	Post-Closing Covenants
8.1	General Covenant after the Closing

All Parities covenant to continue fully performing any of their obligations and undertakings set out in this Agreement, including without limitation, to comply with PRC anti-corruption related laws and U.S Foreign Corrupt Practices Act during the process of fulfilling the foregoing obligations and undertakings, and to provide all necessary assistance and cooperation to give effect to such obligations and undertakings after the Closing.  The Parties further agree to execute, make, acknowledge, and deliver such instruments, agreements and other documents as may be reasonably required or mandatory under the Applicable Law to effectuate the purposes of this Agreement.

8.2	Non-Solicitation

The Warrantors covenant to the Purchaser that they shall not and shall procure that their Affiliates not:

(i)	for a period of three (3) years from the Closing induce or attempt to induce any director or key employee of the Target Company to leave his/her employment with the Target Company;
(ii)

for a period of three (3) years from the Closing induce or attempt to induce any supplier of the Target Company to cease to supply, or to restrict or vary the terms of supply, to the Target Company; and

(iii)

make use of or (save as required by, or to comply with, Applicable Law) disclose or divulge to any third party any information of a secret or confidential nature relating to the business or affairs of the Target Company .

8.3	Waiver of Claims; Release

Except as otherwise agreed in the relevant Transaction Documents for the Proposed Transaction, the Warrantors hereby and procure their Affiliates to release and forever discharge the Target Company of and from any and all actions, causes of action, suits, debts, covenants, contracts, controversies, agreements, promises, claims of damages, judgments, executions, claims and demands of every type and nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, that the Warrantors or their Affiliates have, to the extent arising from or in connection with the Transaction Documents and other transactions contemplated thereby or any facts or circumstances existing on or prior to the Closing Date.

8.4	Liabilities of Agreement Breach

After the Closing Date, if the Target Company and/or the Purchaser suffer any loss due to the failure of the Target Company to perform the contractual obligations in accordance with the contract to which the Target Company is a party before the Closing Date [REDACTED], the Warrantors undertake to fully compensate the Target Company and/or the Purchaser subject to the Article 11.2 hereof.

8.5	Business Operation

If the Target Company and/or the Purchaser suffer any loss after the Closing Date as a result of the failure of the Target Company to conduct business in accordance with Applicable Laws (excluding the relevant noncompliance disclosed under this Agreement and Zhongyunxin Technology Share Purchase Agreement) prior to the Closing Date, subject to the provisions under Article 11.2 of this Agreement, the Warrantors undertake to indemnify the Target Company and/or the Purchaser for all losses suffered thereof.

8.6	Relationship Maintenance

Within [REDACTED] months after the Closing Date, the Warrantors undertake to provide the Purchaser and the Target Company with necessary and reasonable assistance to maintain the good relationship between the Target Company and [REDACTED]

9	Exclusivity

During the period between the Signing date and the Closing Date or the next day of the termination date (whichever is earlier) or other dates determined by the Parities in writing (the “Exclusivity Period”), the Warrantors shall conduct the Proposed Transaction with the Purchaser on an exclusive basis.  The Warrantors hereby represent and warrant that the Warrantors are not be subject to any transactions (including without limitation to the transactions in relation to the Target Company or the Data Center) in relation to the Proposed Transaction with the Purchaser, including but not limited to the potential sale, transfer and/or financing arrangement, or any limitations in other agreements in relation to the Proposed Transaction.  The Warrantors also undertake that they will not voluntarily solicit the interest, initiate any discussion, make any agreement or conduct any other acts with the similar nature with any other third parties with respect to any transactions in relation to the Proposed

Transaction (including without limitation, any transactions in relation to the Target Company or the Data Center) with the Purchaser, including but not limited to the sale and/or transfer of the whole or part of the assets, the change of controller and/or financing arrangement, or any substantially similar arrangement.

10	Confidentiality
10.1	Each Party may make available to the other Parties such information reasonably required by such Party to complete the Proposed Transaction.
10.2

The terms of this Agreement and other Transaction Documents, discussions conducted in connection with the Proposed Transaction and information provided by any Party to the other Parties (collectively hereinafter “Confidential Information”), are strictly confidential; provided that such Confidential Information may be disclosed to professional advisers, suppliers, employees and Affiliates on a need-to-know basis; provided further that, first they shall be apprised of their confidential nature and those advisers, suppliers, employees and Affiliates are subject to similar confidentiality obligations.  Except as required by Applicable Laws (including rules of the stock exchanges), legal process or requirement by the relevant government authority, neither Party hereto nor any of their respective representatives, will make any public statements, announcements or press releases with respect to the matters contemplated by this Agreement, or otherwise in connection with the Proposed Transaction, without the prior written Consent of the other Parties, consultation in advance with the other Parties concerning the reasons for and content of such statements, announcements or press releases, and without first obtaining the Consent of other Parties to the draft.

10.3

Notwithstanding any provision mentioned above, after the Closing Date, the Purchaser could make any announcement concerning the Target Company or the operation, business or assets, provided that the Purchaser shall negotiate with the Seller regarding the content of such announcement in advance.

11	Liabilities for Breach
11.1

If the Purchaser fails to pay any of the Purchase Price in accordance with the provisions of this Agreement, and such payment has still not been made by the Purchaser within [REDACTED] Business Days after the date on which the Seller notifies the Purchaser to perform its payment obligations in writing, the Purchaser shall pay the relevant liquidated damages for the overdue payment.  The amount of liquidated damages shall be calculated as follows : [REDACTED]

11.2

Except as otherwise expressly agreed in this Agreement, subject to Article 11.2 of Zhongyunxin Technology Share Purchase Agreement, the Warrantors shall, jointly and severally, indemnify and hold harmless the Purchaser for all losses, damages, claims, liabilities, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses incurred prior to the Closing) suffered or incurred by the Purchaser and the Target Company, arising out of or relating to any breach by the Warrantors and their Affiliates of any representations, warranties, covenants, undertakings or obligations made by the Warrantors set forth in this Agreement or any other Transaction Documents, provided that the Purchaser shall notify the Warrantors in writing after knowing such event of default and the Warrantors fail to remedy such default within [REDACTED] days after receiving such written notice.

11.3

Except as otherwise expressly agreed in this Agreement, the Purchaser shall, jointly and severally, indemnify and hold harmless the Seller and the Target Company for all losses, damages, claims, liabilities, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses incurred prior to the Closing) suffered or incurred by the Seller or the Target Company arising out of or relating to any breach by the Purchaser and its Affiliate of any representations, warranties, covenants, undertakings, or obligations made by the Purchaser set forth in this Agreement or any other Transaction Documents, provided that the Seller shall notify the Purchaser in writing after knowing such event of default and the Purchaser fails to remedy such default within [REDACTED] days after receiving such written notice.  For avoidance of any doubt, the Purchaser shall be only liable for indemnifying and holding harmless the Target Company for the relevant damages suffered or incurred prior to the Closing Date.

12	Miscellaneous
12.1	Binding Effect; Assignment

This Agreement shall be binding upon and shall be enforceable by each Party, its successors and permitted assignees.  None of the Parties hereto shall assign all or part of its rights and/or obligations under this Agreement without prior written consent from the other Parties.

12.2	Governing Law and Dispute Resolution
(1)	This Agreement shall be governed by, and construed in accordance with, the laws of the PRC.
(2)

If a dispute arises among the Parties in connection with this Agreement, the Parties shall use their reasonable endeavors to resolve the matter amicably upon any of the Parties’ written request.  In the event that the dispute cannot be resolved within thirty (30) days after the serving of the written request, any Party may submit such dispute to China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration and shall be conducted in accordance with the CIETAC’s arbitration rules in effect at the time of applying for arbitration.  The seat of arbitration shall be Beijing and the arbitral tribunal shall consist of three arbitrators, among whom, one arbitrator shall be designated by the Purchaser, one arbitrator shall be jointly designated by the other Parties and the remaining one arbitrator shall be jointly designated by the two arbitrators designated in accordance with the abovementioned method.  The arbitration proceeding shall be conducted in Chinese.  The arbitral award is final and binding upon all

Parties.  The costs of arbitration, including fees for legal counsel, shall be borne by the losing party, unless otherwise determined by the arbitration award.

12.3	Amendments

Except as otherwise permitted herein, this Agreement and its provisions may be amended, changed, waived, discharged or terminated only in writing signed by each of the Parties.

12.4	Notices

All notices, claims, certificates, requests, demands and other communications under this Agreement shall be made in writing and shall be delivered to any Party hereto by hand or sent by facsimile, or sent, postage prepaid, by reputable overnight courier services at the address given for such Party below in this Article 12.4 (or any other address specified by such Party by serving a notice to all other Parties), or sent by email to the email addresses listed below, and shall be deemed given when so delivered by hand, or if sent by facsimile, upon receipt of a confirmed transmittal receipt, or if sent by overnight courier, three (3) calendar days after delivery to or pickup by the overnight courier service, or if sent by email, when so delivered to the recipient mailbox.

Notices under this Agreement shall be sent to the Parties at the address and for the attention of the individual set out below:

Purchaser

Address: 10th Floor, No.A, Borui Building, No. Jia 26 North Dongsanhuan Road, Chaoyang District, Beijing, China

Telephone: [REDACTED]

Email: [REDACTED]

Recipient：[REDACTED]

Seller/other Warrantors

Address: 15th Floor, Jinbao Building, Jinbao Street, Dongcheng District, Beijing, China

Telephone: [REDACTED]

Email: [REDACTED]

Recipient：[REDACTED]

Target Company

Address: 15th Floor, Jinbao Building, Jinbao Street, Dongcheng District, Beijing, China

Telephone: [REDACTED]

Email: [REDACTED]

Recipient：[REDACTED]

12.5	Termination Effect

The termination of this Agreement shall not affect the rights and obligations of any Party arising under this Agreement prior to the termination.  Article 10 (Confidentiality), Article 11 (Liabilities for Breach), Article 12.2 (Governing Law and Dispute Resolution) and Article 12.4 (Notices) shall remain in force after the termination of this Agreement.

12.6	Entire Agreement

This Agreement (including its exhibits) and the rest of the Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior written or oral understandings or agreements.  This Agreement shall prevail over any simplified version of agreements or documents (if applicable) signed after the execution of this Agreement, made in accordance with the contents and principles of this Agreement, and prepared solely for the purpose of completing the registration filing of transfer of the shares.

12.7	Severability

If any provision of this Agreement shall be held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the fullest extent permitted by Applicable Law.  Any invalid or unenforceable provision of this Agreement shall be replaced with a provision, which is valid and enforceable and most nearly gives effect to the original intent of unenforceable provision.

12.8	Remedies Cumulative

The rights and remedies available under this Agreement or otherwise available shall be cumulative of all other rights and remedies and may be exercised successively.

12.9	Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

12.10	Expenses

Unless expressly provided for otherwise in this Agreement, each Party hereto shall bear its own legal and professional fees, Taxation, costs and expenses incurred in the negotiation, preparation, execution and closing of this Agreement and all documents and transactions contemplated hereunder.

12.11	Language

This Agreement shall be executed in Chinese.

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Beijing Wanguo Chang’an Science & Technology Co., Ltd

Signature:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Shanghai Rongyu Investment Management Center (Limited Partnership)

Signature:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Shuntou (Tianjin) Technology Development Partnership (Limited Partnership)

Signature:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Tianjin Rongxin Business Management Partnership (Limited Partnership)

Signature:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Tibet Lingyu Venture Capital Management Co., Ltd

Signature:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Signature:
Name:	Shaoyan Gao

IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

Tianjin Zhongyunxin Science & Technology Co., Ltd

Signature:
Name:
Title:

[REDACTED]